

SECURITIES AND EXCHANGE COMMISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 39446 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**


FEB 27 2002

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CAPITAL MANAGEMENT PARTNERS, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2280 WEST TYLER STREET, SUITE 105
(No. and Street)

| FAIRFIELD | IOWA | 52556 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TERESA M. PRANGE, CFO — 515-472-8800
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPICER, JEFFRIES & CO.
(Name — *if individual, state last, first, middle name*)

| 4155 EAST JEWELL AVENUE, SUITE 307 | DENVER | COLORADO | 80222 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, TERESA M. PRANGE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

CAPITAL MANAGEMENT PARTNERS, INC., as of

DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Title

Notary Public


NOTARIAL SEAL
IOWA
CAROLYN J. SIMMONS
MY COMMISSION EXPIRES
January 28, 2003

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors' Report on Internal Accounting Control Required By SEC Rule 17a-5(d).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


FEB 27 2002
143
SECTION

# CAPITAL MANAGEMENT PARTNERS, INC.

## REPORT PURSUANT TO RULE 17a-5(d)

## YEAR ENDED DECEMBER 31, 2001

# CAPITAL MANAGEMENT PARTNERS, INC.

## CONTENTS


SPICER, JEFFRIES & CO.

CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

# INDEPENDENT AUDITORS' REPORT

The Board of Directors
Capital Management Partners, Inc.

We have audited the accompanying statement of financial condition of Capital Management Partners, Inc. as of December 31, 2001, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Management Partners, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer, Jeffries & Co.

Denver, Colorado
February 7, 2002


MSI

# CAPITAL MANAGEMENT PARTNERS, INC.

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2001

### ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 297 334 |
| Receivables: | | |
| Commissions | | 118 853 |
| Other | | 7 645 |
| Furniture and equipment, net of accumulated depreciation of $30,325 | | 7 511 |
| Investment in securities | | 24 228 |
| Other assets | | 4 080 |
| | **$** | **459 651** |

### LIABILITIES AND SHAREHOLDERS' EQUITY

| | | |
|---|---|---|
| **LIABILITIES:** | | |
| Commissions and salaries payable | $ | 63 962 |
| Accounts payable and accrued expenses | | 5 834 |
| **TOTAL LIABILITIES** | | 69 796 |
| **SHAREHOLDERS' EQUITY (Note 2):** | | |
| Common stock, no par value; 3,000 shares authorized; 2,105 shares issued and outstanding | | 389 855 |
| Retained earnings | | - |
| **TOTAL SHAREHOLDERS' EQUITY** | | 389 855 |
| | **$** | **459 651** |

The accompanying notes are an integral part of this statement.

CAPITAL MANAGEMENT PARTNERS, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

| | | |
|---|---|---|
| **REVENUE:** | | |
| Commissions | $ | 1 047 602 |
| Other income | | 14 662 |
| ***Total revenue*** | | 1 062 264 |
| **EXPENSES:** | | |
| Commissions | | 623 458 |
| Salaries, benefits and payroll taxes | | 205 280 |
| General and administrative | | 121 896 |
| ***Total expenses*** | | 950 634 |
| **NET INCOME** | **$** | **111 630** |

The accompanying notes are an integral part of this statement.

CAPITAL MANAGEMENT PARTNERS, INC.

## STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
## YEAR ENDED DECEMBER 31, 2001

| | Common Stock | Retained Earnings |
|---|---|---|
| **BALANCES, December 31, 2000** | $ 584 718 | $ 43 507 |
| Distributions | (194 863) | (155 137) |
| Net income | - | 111 630 |
| **BALANCES, December 31, 2001** | **$ 389 855** | **$ -** |

The accompanying notes are an integral part of this statement.

CAPITAL MANAGEMENT PARTNERS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net income | $ | 111 630 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | | 3 372 |
| Change in unrealized gains | | (5 328) |
| Decrease in commissions receivable | | 37 046 |
| Increase in other receivables | | (4 066) |
| Decrease in commissions and salaries payable | | (24 080) |
| Decrease in accounts payable and accrued expenses | | (1 001) |
| Increase in other assets | | (3 777) |
| ***Net cash provided by operating activities*** | | 113 796 |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Distributions to shareholders | | (350 000) |
| **NET DECREASE IN CASH AND CASH EQUIVALENTS** | | (236 204) |
| **CASH AND CASH EQUIVALENTS, at beginning of year** | | 533 538 |
| **CASH AND CASH EQUIVALENTS, at end of year** | **$** | **297 334** |

The accompanying notes are an integral part of this statement.

CAPITAL MANAGEMENT PARTNERS, INC.

## NOTES TO FINANCIAL STATEMENTS

### *NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Capital Management Partners, Inc. (the "Company") was incorporated December 11, 1987. The Company's primary activity is marketing commodity funds and investment partnerships and acting as an introducing broker registered with the Commodity Futures Trading Commission ("CFTC"). In addition the Company is a securities broker-dealer registered with the Securities and Exchange Commission.

The Company, with the consent of its shareholders, has elected to be taxed under a section of the federal and state income tax laws, which provides that, in lieu of corporation income taxes, the shareholders separately account for their pro rata shares of the Company's items of income, deductions, losses, and credits. Therefore, these statements do not include any provision (benefit) for corporation income taxes.

The Company, under rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of rule 15c3-3 of the Securities and Exchange Commission.

The Company provides for depreciation of furniture and equipment on the straight-line method based on estimated lives of five years.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of the statement of cash flows, the Company considers money market funds as cash and cash equivalents.

### *NOTE 2 - NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS*

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as a securities broker-dealer, as defined under such provisions. In addition, as an introducing broker, the Company is subject to minimum capital requirements of $30,000 adopted and administered by the CFTC. At December 31, 2001, the Company had net capital and net capital requirements of $298,398 and $30,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .23 to 1. According to rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

CAPITAL MANAGEMENT PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS
(Concluded)

### *NOTE 3 - RELATED PARTY TRANSACTIONS*

The Company has entered into shareholder agreements which obligate certain shareholders to contribute additional capital sufficient to fund the Company's cash flow requirements.

Commission revenue includes approximately $388,748 relating to the sale of limited partnership interests and commodity futures transactions for partnerships of which an affiliated company is the general partner.

The Company shares office space and certain office services with an affiliated company. Related costs are allocated on bases agreed upon by the companies. The Company received approximately $252,700 from an affiliated entity as reimbursement for various office expenses.

### *NOTE 4 - FINANCIAL INSTRUMENTS, COMMITMENTS AND CONTINGENCIES*

The Company leases office space from an unrelated entity under a noncancellable operating lease expiring in 2002. Future minimum rental commitments under the lease as of December 31, 2001 are as follows:

| Year | Amount |
|---|---|
| 2002 | $ 22 200 |

Total rental expense of $19,000, net of reimbursements from an affiliated entity (see Note 3), was charged to operations during the year ended December 31, 2001.

The Company's financial instruments, including cash and receivables, are carried at amounts which approximate fair value. Payables and other liabilities are carried at amounts which approximate fair value.

The Company has deposits in banks in excess of the federally insured amount of $100,000. The amounts in excess of $100,000 are subject to loss should the bank cease business.

# SUPPLEMENTAL INFORMATION

CAPITAL MANAGEMENT PARTNERS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2001

| | | |
|---|---|---|
| **CREDIT:** | | |
| Shareholders' equity | $ | 389 855 |
| **DEBITS:** | | |
| Commissions receivable | | 48 668 |
| Other receivables | | 7 645 |
| Furniture and equipment, net | | 7 511 |
| Other assets | | 4 080 |
| ***Total debits*** | | 67 904 |
| ***Net capital before haircuts on money markey fund*** | | 321 951 |
| Haircut on securities and money market fund | | 23 553 |
| NET CAPITAL | | 298 398 |
| Minimum requirements of 6 2/3% of aggregate indebtedness of $69,796 or $30,000, whichever is greater | | 30 000 |
| ***Excess net capital*** | **$** | **268 398** |
| **AGGREGATE INDEBTEDNESS:** | | |
| Commissions payable | $ | 63 962 |
| Accounts payable and accrued expenses | | 5 834 |
| | **$** | **69 796** |
| **RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | | **.23 to 1** |

NOTE: There are no material differences between the above computation of net capital and the corresponding computation submitted by the Company with the unaudited Form X-17A-5.

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

## INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
Capital Management Partners, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Capital Management Partners, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Capital Management Partners, Inc. that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Company's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Capital Management Partners, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

In addition, our review indicated that Capital Management Partners, Inc. was in compliance with the conditions of exemption from rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2001, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer, Jeffries & Co.

Denver, Colorado
February 7, 2002

SJ SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

# INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY REGULATION 1.16 OF THE COMMODITY FUTURES TRADING COMMISSION

The Board of Directors
Capital Management Partners, Inc.

In planning and performing our audit of the financial statements of Capital Management Partners, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission, ("CFTC") we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Capital Management Partners, Inc. that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to regulation 1.17. We did not review the practices and procedures followed by the Company in making the daily computations of the segregation requirement of section 4d(2) of the Commodity Exchange Act nor the daily computations of the foreign futures and the foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC because the Company does not carry customer accounts nor foreign futures and options customers.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure element does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding customer and firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the CFTC's objectives.

This report recognizes that it is not practicable in an organization the size of Capital Management Partners, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC and should not be used for any other purpose.

Spicer, Jeffries & Co.

Denver, Colorado
February 7, 2002